As filed with the Securities and Exchange Commission on July 24, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

TOTAL S.A.

(F/K/A TOTAL FINA ELF S.A.)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
THE REPUBLIC OF FRANCE
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing shares, nominal value ten Euros per share, of TOTAL S.A.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$809.00

1

For the purpose of this table only, the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-12244).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt
(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17, 20, and 21
(iii) The collection and distribution of dividends	Articles number 3, 5, 11, 13, 14, 15, 19, 20 and 24
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12, 16, 17, 18, 20, and 21
(v) The sale or exercise of rights	Articles number 12, 14, 15, 20, and 24
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11, 15, and 16
(vii) Amendment, extension or termination of the deposit agreement	Articles number 23 and 24
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 17 and 18
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 25
(x) Limitation upon the liability of the depositary	Articles number 12, 14, 20, 21, and 24
3. Fees and Charges	Articles number 7, 11, 12, 23 and 24

Item - 2.

Available Information

Statement that Total S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission – and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article number 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement, dated as of October 30, 1991, as amended and restated as of September 30, 1993, as further amended and restated as of May 6, 1999, as further amended and restated as of June 21, 1999, and as further amended and restated as of __________, 2003 among Total S.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

f.

Powers of Attorney. – Filed herewith as Exhibit 6.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 24, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Shares, nominal value ten euros each, of Total S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Total S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on July 23, 2003.

Total S.A.

By: /s/ Charles Paris de Bollardière
Name: Charles Paris de Bollardière

         Title: Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 23, 2003.

Signature

Title

Thierry Desmarest* Thierry Desmarest	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
Robert Castaigne* Robert Castaigne	Executive Vice President, Chief Financial Officer (Principal Financial Officer)
Dominique Bonsergent* Dominique Bonsergent	Chief Accounting Officer (Principal Accounting Officer)
Daniel Bouton* Daniel Bouton	Director
___________________________ Bertrand Collomb	Director
Paul Desmarais, Jr.* Paul Desmarais, Jr.	Director
Jacques Friedmann* Jacques Friedmann	Director
___________________________ Professor Bertrand Jacquillat	Director
___________________________ Antoine Jeancourt-Galignani	Director
Anne Lauvergeon* Anne Lauvergeon	Director
Maurice Lippens* Maurice Lippens	Director
Michel Pébereau* Michel Pébereau	Director
Thierry de Rudder* Thierry de Rudder	Director
Jürgen Sarrazin* Jürgen Sarrazin	Director
Serge Tchuruk* Serge Tchuruk	Director
Pierre Vaillaud* Pierre Vaillaud	Director
Robert O. Hammond* Robert O. Hammond	Authorized Representative in the United States
* By: /s/ Charles Paris de Bollardière Name: Charles Paris de Bollardière Title: Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement, dated as of October 30, 1991, as amended and restated as of September 30, 1993, as further amended and restated as of May 6, 1999, as further amended and restated as of June 21, 1999, and as further amended and restated as of __________, 2003 among Total S.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

6	Powers of Attorney